                                                Filed Pursuant to Rule 424(b)(2)
                                                      Registration No. 333-61379

          Prospectus Supplement to Prospectus dated February 9, 1999.

LOGO                                            $100,000,000
                                                    LOGO
                                     6.75% Notes due February 15, 2009

                            ------------------------

     Commercial Metals Company will pay interest on the Notes on February 15 and August 15 of each year. The first such payment will be made on August 15, 1999. The Notes will be issued only in minimum denominations of $100,000 and integral multiples of $1,000 in excess thereof.

     Commercial Metals Company has the option to redeem all or a portion of the Notes at any time at a price based on the present value on the redemption date, using a discount rate based on a U.S. Treasury security having a remaining life to maturity comparable to the Notes, of the then remaining scheduled payments of principal and interest on the Notes to be redeemed, plus 25 basis points, plus accrued interest. The redemption price will in no event be less than 100% of the principal amount of the Notes to be redeemed.

                            ------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                                                              Per Note       Total
                                                              --------    -----------
Initial public offering price...............................  99.923%     $99,923,000
Underwriting discount.......................................    .650%     $   650,000
Proceeds, before expenses, to Commercial Metals Company.....  99.273%     $99,273,000

     The initial public offering price set forth above does not include accrued interest, if any. Interest on the Notes will accrue from February 23, 1999 and must be paid by the purchaser if Notes are delivered after February 23, 1999.

                            ------------------------

     The underwriters expect to deliver the Notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on February 23, 1999.

GOLDMAN, SACHS & CO.
        CHASE SECURITIES INC.

                  LEHMAN BROTHERS

                           MORGAN STANLEY DEAN WITTER

                                   NATIONSBANC MONTGOMERY SECURITIES LLC

                            ------------------------

                 Prospectus Supplement dated February 18, 1999.

                                  THE COMPANY

     The following summary is qualified in its entirety by the more detailed information and financial statements incorporated by reference in the Prospectus.

     Commercial Metals Company ("CMC" or the "Company") manufactures, recycles and markets steel and metal products. Steel and steel-related products represent over 75% of our business. During fiscal 1998, we derived approximately 79% of our operating profit from our Manufacturing segment, approximately (1%) from our Recycling segment, and approximately 22% from our Marketing and Trading segment.

     Our Manufacturing segment includes four steel minimills, 20 steel fabrication plants, four steel joist plants, four fence post manufacturing plants, eight metals recycling plants, a heat treating plant, a railcar rebuilding facility, 12 concrete related product warehouses, an industrial products supply company, a rail salvage company and a copper tube mill. Our steel manufacturing capacity of approximately 2 million tons includes reinforcing bars, light and mid-size structurals, angles, channels, beams, special bar quality rounds and flats, squares and special sections used in the construction, manufacturing, steel fabrication and warehousing, and original equipment manufacturing industries. Our steel fabrication capacity is over 800,000 tons. Our copper tube mill with 55 million pounds of capacity manufactures copper water tube and air conditioning and refrigeration tubing.

     Our Recycling segment is one of the largest processors of scrap nonferrous metals and one of the largest regional processors of ferrous metals in the United States. Our recycling plants processed and shipped 1.9 million tons of scrap metal in fiscal 1998. Recycled metals provide substantial savings in energy compared to producing metal from virgin raw materials.

     Our Marketing and Trading segment buys and sells steel, primary and secondary metals and industrial raw materials through a global network of offices which provide technical information, financing, chartering, storage, insurance and hedging. We do not, as a matter of policy, speculate on changes in the commodities markets. This segment sold over 1.4 million tons of steel products in fiscal 1998.

                                USE OF PROCEEDS

     The net proceeds from the sale of the Notes will be used to repay bank borrowings and short-term commercial paper. The bank borrowings and commercial paper were utilized for working capital purposes, bear interest at rates ranging from 5.28% to 6.25%, and at November 30, 1998, totaled $149 million and had maturities ranging from one day to three months. We intend to utilize the remaining net proceeds, if any, for general corporate purposes.

                                 CAPITALIZATION

     The following table sets forth the unaudited consolidated capitalization of the Company as of November 30, 1998 and as adjusted to give effect to the sale of the Notes offered hereby and the application of the net proceeds to repay outstanding borrowings as described under "Use of Proceeds." This table should be read in conjunction with the Company's consolidated financial statements and the notes thereto, which are incorporated by reference in the Prospectus.

                                                              AS OF NOVEMBER 30, 1998
                                                              ------------------------
                                                                                AS
                                                               ACTUAL        ADJUSTED
                                                               ------        --------
                                                               (AMOUNTS IN THOUSANDS)
Short-term debt
  Commercial paper(1).......................................  $ 50,000       $ 25,000
  Notes payable(1)..........................................    99,099         24,099
  Current maturities of long-term debt(1)...................    11,865         11,865
                                                              --------       --------
     Total short-term debt..................................  $160,964       $ 60,964
                                                              ========       ========
Long-term debt(2)
  7.20% notes due 2005......................................  $100,000       $100,000
  6.80% notes due 2007......................................    50,000         50,000
  8.49% notes due 2001......................................    21,428         21,428
  Other.....................................................       595            595
  Notes offered hereby(3)...................................       -0-        100,000
                                                              --------       --------
     Total long-term debt...................................  $172,023       $272,023
                                                              ========       ========
Stockholders' equity
  Common stock(4)...........................................  $ 40,497       $ 40,497
  Additional paid-in capital................................    13,199         13,199
  Retained earnings.........................................   337,714        337,714
                                                              --------       --------
     Total stockholders' equity.............................  $391,410       $391,410
                                                              ========       ========
     Total capitalization...................................  $724,397       $724,397
                                                              ========       ========

---------------
(1) The amounts set forth in the table are as of November 30, 1998. The actual amounts repaid will vary depending upon the respective amounts of short-term debt outstanding at the time of repayment.

(2) See notes to the Company's consolidated financial statements for additional information concerning long-term debt.

(3) Does not include expenses in connection with the issuance of the Notes offered hereby.

(4) Does not include approximately 2,029,867 shares subject to options at November 30, 1998.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected financial data presented below for, and as of the end of, each of the years in the five year period ended August 31, 1998, are derived from the consolidated financial statements of the Company. This summary should be read in conjunction with the Company's Annual Report on Form 10-K including the selected financial data and consolidated financial statements and notes thereto. The information presented below for, and as of the end of, each of the fiscal years in the three-year period ended August 31, 1998 is derived from the Company's Annual Report on Form 10-K which is incorporated by reference in the Prospectus.

     The balance sheet and income statement information as of November 30, 1998 and 1997 and for the three months then ended has been derived from the Company's unaudited financial statements, which, in the opinion of management, include all adjustments (consisting of normally recurring accruals) that the Company considers necessary for a fair presentation of the financial position and results of operations at those dates and for those periods. The results of operations for the first three months of fiscal 1999 are not necessarily indicative of the results to be expected for the full fiscal year.

                                                                                                                THREE MONTHS
                                                                                                                    ENDED
                                                            FISCAL YEAR ENDED AUGUST 31,                        NOVEMBER 30,
                                           --------------------------------------------------------------   ---------------------
                                              1998         1997         1996         1995         1994         1998        1997
                                              ----         ----         ----         ----         ----         ----        ----
                                                                       (DOLLAR AMOUNTS IN THOUSANDS)
SUMMARY OF OPERATIONS
Revenues.................................  $2,367,569   $2,258,388   $2,322,363   $2,116,779   $1,666,234   $  549,376   $550,501
Cost of goods sold.......................   2,039,598    1,963,970    2,030,080    1,856,867    1,476,347      464,400    476,324
Selling, general and administrative
  expenses...............................     194,387      175,106      161,941      148,524      109,566       50,663     45,997
Depreciation and amortization............      47,460       43,720       41,599       38,134       30,143       11,853     11,278
Interest expense.........................      18,055       14,637       15,822       15,246        9,271        4,911      4,179
Earnings before income taxes.............      68,069       60,955       72,921       58,008       40,907       17,548     12,722
Net earnings.............................      42,714       38,605       46,024       38,208       26,170       11,011      8,053
Net earnings per share basic(1)..........        2.88         2.59         3.06         2.56         1.79          .76        .55
Net earnings per share diluted(1)........        2.82         2.54         3.01         2.51         1.75          .75        .54
FINANCIAL DATA
Working capital..........................  $  247,437   $  307,132   $  275,410   $  265,723   $  175,119   $  214,508   $301,129
Property, plant and equipment -- net.....     318,462      247,261      222,710      209,739      156,808      358,410    258,191
Total assets.............................   1,002,617      839,061      766,756      748,103      604,877    1,029,059    812,229
Long-term debt...........................     173,789      185,211      146,506      158,004       72,061      172,023    183,123
Total debt...............................     286,081      196,713      158,000      177,301      168,825      332,987    222,943
Stockholders' equity.....................     381,389      354,872      335,133      303,164      242,773      391,410    361,898
Capital expenditures.....................     119,915       70,955       47,982       39,311       48,152       51,801     22,208
FINANCIAL RATIOS
Long-term debt as % of total
  capitalization(2)......................        30.1%        33.0%        29.1%        32.9%        21.6%        29.4%      32.4%
Ratio of earnings to fixed charges(3)....         3.9          4.3          4.9          4.2          4.2          3.4        3.6

---------------
(1) Restated in accordance with SFAS No. 128 (Earnings Per Share).

(2) Total capitalization includes stockholders' equity, long-term debt and non-current deferred income taxes.

(3) For a description of the computation of the ratio of earnings to fixed charges, see "Ratio of Earnings to Fixed Charges" in the Prospectus.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF RECENT FINANCIAL RESULTS

     The following discussion of financial results is qualified in its entirety by and should be read together with the more detailed information and financial statements incorporated by reference in the Prospectus.

SEGMENT OPERATING DATA

     The Company considers its businesses to be organized into three segments:
(i) Manufacturing, (ii) Recycling, and (iii) Marketing and Trading. Revenues and operating profit by business segment are shown in the following table (in millions):

                                                                              THREE MONTHS
                                                           YEAR ENDED             ENDED
                                                           AUGUST 31,         NOVEMBER 30,
                                                        ----------------      -------------
                                                         1998      1997       1998     1997
                                                         ----      ----       ----     ----
Revenues:
  Manufacturing.......................................  $1,234    $1,083      $304     $291
  Recycling...........................................     415       485        79      104
  Marketing and Trading...............................     788       758       184      173
Operating profit:
  Manufacturing.......................................    74.8      54.8      23.6     14.7
  Recycling...........................................    (1.4)      7.6      (4.1)    (0.5)
  Marketing and Trading...............................    20.6      17.6       4.6      3.4

     The LIFO method of inventory valuation increased net earnings for the three months ended November 30, 1998, $2.0 million (14 cents per share) compared to an increase of $521,000 (3 cents per share) last year.

THREE MONTHS ENDED NOVEMBER 30, 1998 COMPARED TO THREE MONTHS ENDED NOVEMBER 30, 1997

  MANUFACTURING

     The Manufacturing segment includes the CMC Steel Group and Howell Metal Company.

     Operating profit for the Manufacturing segment was 61% above the prior year quarter on 5% higher revenues. Lower raw material costs resulted in excellent margins, overcoming weaker mill pricing.

                                                              THREE MONTHS
                                                                  ENDED
                                                              NOVEMBER 30,
                                                              -------------
                                                              1998    1997
                                                              ----    ----
Average mill selling price..................................  $311    $315
Average fab selling price...................................   675     657
Average scrap purchase price................................    81     112

     With strong performances in downstream fabrication businesses, lower raw material costs, and a $1.8 million graphite electrode litigation settlement, the Steel Group achieved a record first quarter operating profit. Bolstered by a $31 per ton lower average scrap purchase cost which sustained margins, the four minimills recorded a 34% increase in operating profit despite a 20% decline in shipments to 419,000 tons. Structural Metals, Inc. ("SMI-Texas"), SMI Steel, Inc. ("SMI-Alabama") and SMI-South Carolina all had increases in profit over the prior year.

     SMI Steel-Arkansas ("SMI-Arkansas"), although profitable, was impacted more by the effect of cheaper imported steel. Installation of the new rolling mill and ancillary equipment at SMI-South Carolina is on schedule as is the new finishing line at SMI-Alabama.

     Operating profit in steel fabrication rose 80% above last year's first quarter with strong performance in most product lines. Average fabrication selling price rose $18 per ton, partially because of product mix, while the cost of steel purchased generally fell. Fabricated steel shipments totaled 205,000 tons (196,000 tons in the prior year) and were a record for a first quarter.

     The Copper Tube Division operating profit was over 50% ahead of the comparable quarter last year. Favorable interest rates kept demand for plumbing tube strong from the housing sector. Lower copper prices held sales dollars down, but metal spreads increased. Copper tube shipments and production decreased 3% versus the first quarter last year.

  RECYCLING

     The Recycling segment reported a significant loss compared with a marginal loss in the year ago quarter due to substantially lower global demand and declining prices coupled with less availability of unprepared scrap. Cash flow from operations, nonetheless, was positive. Gross margins fell more rapidly than operating costs. Steel scrap markets were the worst in 25 years. Ferrous scrap tonnage shipped was up 4%, but ferrous sales prices dropped precipitously by an average of $40 per ton. Nonferrous markets weakened further to the poorest levels in many years, and the intake of scrap remained depressed, although nonferrous margins were steady. Total volume of scrap processed, including Steel Group processing plants, was 496,000 tons against 449,000 tons last year. During the quarter the Company acquired the assets of a nonferrous scrap processor in the Houston area which was not significant to the financial position of the Company.

  MARKETING AND TRADING

     Amid the lowest international steel prices over the last 20 years and the collapse of global markets, the Marketing and Trading segment achieved a significant 37% increase in operating profit. Purchases from the Far East continued at a higher level, shipments into North America were steady for most product lines and business in Europe increased. However, gross margins in steel marketing and distribution as well as steel trading were under tremendous pressure. The Company achieved further market penetration for nonferrous metal products including aluminum, copper and copper alloy semis and maintained profitability. It was another profitable quarter in ores, minerals, ferrous raw materials, primary metals and industrial products although results were below last year's.

FISCAL 1998 COMPARED TO FISCAL 1997

  MANUFACTURING

     With revenues up 14% and operating profit increasing 36%, the segment set all-time records for the year. The Steel Group led the way ending the fourth quarter with all-time record quarterly sales and record fourth quarter shipments. The Copper Tube Division's annual operating profit was down slightly from last year.

                                                              AUGUST 31,
                                                              ----------
                                                              1998   1997
                                                              ----   ----
Average mill selling price..................................  $322   $314
Average fab selling price...................................   660    650
Average scrap purchase price................................   113    114

Selling prices were lower at the beginning of the year but recovered, and combined with record shipments produced a 42% increase in annual operating profit for the Steel Group. Mill tonnage shipped at 2,008,000 was 4% ahead of last year.

     The four mills showed a 22% increase in operating profit led by SMI-Alabama and SMI-Arkansas, each with increases in excess of 24%; particularly notable is the turnaround in profitability of SMI-South Carolina which was profitable all fiscal year. Its results were all the more noteworthy as they were attained in the midst of construction of a new rolling mill. SMI-Texas' operating profit was 7% ahead of the prior year, a strong performance as last year's results included a $1.7 million nonrecurring insurance recovery. By year end, the Company's newest and largest shredder was in successful operation at SMI-Texas.

     Operating profit in the Company's steel fabrication businesses more than doubled with record results in virtually all product areas. Fabricated shipments of 839,000 tons were well ahead of the previous year of 690,000 tons. SMI Owen Steel, the large structural fabrication facility in Columbia, South Carolina, had an operating profit $4.4 million ahead of the prior year. A similar gain was accomplished by the combined joist plants. As of August 31, 1998, the Company ceased operations at its railcar rebuilding facility in Tulsa, Oklahoma. Substantially all employees were released and accruals raised for liabilities including severance, warranties, and facility costs.

     Steel Group computer migration project expense totaled $8.6 million compared with $6 million last year. Final pension settlement cost of $3.3 million was incurred as the Company's only major defined benefit plan was terminated.

     The Company had a record $120 million in capital spending for fiscal 1998, primarily at the steel mills. Construction of the new rolling mill and ancillary equipment at SMI-South Carolina will ultimately double capacity, reduce costs, and broaden the product line. The finishing upgrade at SMI-Alabama (replacement of the mill cooling bed, straighteners and stackers) will improve quality, enhance efficiency and also broaden the product line. Start up of both projects is scheduled to begin during the first calendar quarter of 1999.

     Attractive interest rates continue to strengthen residential construction markets, maintaining demand for plumbing tube. Margins were weak in the early months of the year, but improved to moderate proportions by the fourth quarter. Copper tube shipments increased 11% over the prior year to 51 million pounds. Annual production was 4% ahead of last year's rate.

  RECYCLING

     The Asian economic crisis brought the Recycling segment's four-year period of record operating profits to an abrupt end. Scrap normally exported by competitors was diverted for domestic consumption. Selling prices fell to their lowest levels in many years. Margins eroded while total processing costs increased due to acquisitions; however, the new capacity failed to bring in sufficient margin increases. All of these factors resulted in a moderate operating loss -- the first in six years in this cyclical industry.

     The fourth quarter saw ferrous scrap markets in full retreat with scrap sales especially difficult. Nonferrous markets had weakened earlier and remained soft. For the year, the average copper and brass scrap price dropped 22%, aluminum fell 6%, and steel scrap was unchanged; at year end this left prices 20% below the previous year. Ferrous scrap shipped increased 11% to 1.28 million tons; however, nonferrous shipments declined 11% to 188,000 tons, due to a drop in copper and brass shipments. Total volume of scrap processed, including the Steel Group processing plants, reached over 1.9 million tons.

     During the year the Company made several small acquisitions within existing geographic areas, none of which were significant to the overall operations of the Company. In the fourth quarter a new shredder in Jacksonville, Florida and a new shear in Odessa, Texas came online. The Division restructured its management into five autonomous profit centers, which should provide better coordination of processing equipment, personnel, marketing strength, sourcing and management.

  MARKETING AND TRADING

     Revenues for the Marketing and Trading segment increased 4%, and operating income rose 17% over the prior year. This was a remarkable performance given the demise of traditional Far East markets and a higher LIFO credit in the previous year. Most of the Asian markets did a complete reversal and induced a shift in trade flows. Purchases from new sources in the Far East increased significantly while sales were sharply reduced. Shipments into North America were brisk for most product lines and business in Europe increased.

     Operating profits from steel marketing and distribution increased; however, profitability in steel trading decreased because of reduced volume and margins. Nonferrous metal product tonnage increased, particularly in semi-finished aluminum products. Activity for ores, minerals and industrial materials continued solid; meanwhile, new marketing channels were added.

                                    BUSINESS

     The following description of the Company's business is qualified in its entirety by and should be read together with the more detailed information and financial statements incorporated by reference in the Prospectus.

     The Company considers its businesses to be organized into three segments:
(i) Manufacturing, (ii) Recycling, and (iii) Marketing and Trading. The Company's activities are primarily concerned with metals related activities. See the Consolidated Financial Statements incorporated by reference in the Prospectus for additional information concerning these segments.

     CMC was incorporated in 1946 in Delaware as a successor to a secondary metals recycling business that had been in existence since approximately 1915. The Company maintains executive offices at 7800 Stemmons Freeway, Dallas, Texas 75247 (telephone 214/689-4300). The terms "Company" or "CMC" as used herein include Commercial Metals Company and its consolidated subsidiaries.

THE MANUFACTURING SEGMENT

     The Manufacturing segment is the Company's dominant and most rapidly expanding segment in terms of assets employed, capital expenditures, operating profit and number of employees. It consists of two entities, the CMC Steel Group and the Howell Metal Company subsidiary, a manufacturer of copper tubing. The Steel Group is by far the more significant entity in this segment, with subsidiaries operating four steel minimills, 20 steel fabricating plants, four steel joist manufacturing plants, four fence post manufacturing plants, eight metals recycling plants, a heat treating plant, a railcar rebuilding facility, 12 warehouse stores, which sell supplies and equipment to the concrete installation trade, an industrial products supply company and a rail salvage company.

     The Company endeavors to operate all of its minimills at full capacity in order to minimize product costs. Increases in capacity and productivity are continuously emphasized through both operating and capital improvements. The steel minimill business is capital intensive, with substantial capital expenditures required on a regular basis to remain competitive as a low cost producer. Over the past three fiscal years, approximately $173 million, or 72%, of the Company's total capital expenditures have been for minimill projects. This emphasis on productivity improvements is reflected in a generally increased number of tons of steel melted, rolled and shipped from the minimills during each of the last five years and three months ended November 30, 1998 as follows:

                                THREE MONTHS   THREE MONTHS
                                   ENDED          ENDED
                                NOVEMBER 30,   NOVEMBER 30,   FISCAL   FISCAL   FISCAL    FISCAL     FISCAL
                                    1998           1997        1998     1997     1996     1995(1)     1994
                                ------------   ------------   ------   ------   ------    -------    ------
                                                              (IN THOUSANDS)
Tons Melted....................      475            458       1,932    1,755    1,561      1,532     1,122
Tons Rolled....................      370            402       1,693    1,581    1,477      1,487     1,207
Tons Shipped...................      419            522       2,008    1,926    1,730      1,531     1,247

---------------
(1) Includes SMI-South Carolina, which was acquired in November, 1994.

     The Company's largest steel minimill, SMI-Texas, is located at Seguin, Texas, near San Antonio. SMI-Texas manufactures steel reinforcing bars, angles, rounds, channels, flats, and special sections used primarily in highways, reinforced concrete structures and manufacturing. This minimill has been continually modernized and has a very broad product line.

     SMI-Alabama, a subsidiary of CMC that owns and operates a steel minimill in Birmingham, Alabama, was acquired in 1983. A substantial program to modernize and improve productivity at SMI-Alabama was implemented, with over $121 million of capital expenditures from acquisition through fiscal 1998.

     SMI-Alabama manufactures primarily larger size products than SMI-Texas, such as mid-size structurals, including angles, channels, up to eight inch wide flange beams and special bar quality rounds and flats.

     SMI-South Carolina has an annual melting capacity of approximately 550,000 tons and rolling capacity of approximately 350,000 tons. Reinforcing bar is SMI-South Carolina's primary product line. In July, 1997, the Company began a $100 million capital expenditure, the largest single project in the Company's history, to replace SMI-South Carolina's existing rolling mill with a new state-of-the-art rolling mill. The new rolling mill will have a capacity of over 700,000 tons with a substantially broader product line and is expected to be completed by the end of March 1999.

     The SMI-Texas, SMI-Alabama and SMI-South Carolina mills consist of melt shops with electric arc furnaces that melt the steel scrap, continuous casting facilities to shape the molten metal into billets, reheating furnaces, rolling mills, mechanical cooling beds, finishing facilities and supporting facilities. The mills utilize both a Company-owned fleet of trucks and private haulers to transport finished products to customers and Company-owned fabricating shops. Mill capacity at SMI-Texas and SMI-Alabama is approximately 900,000 and 600,000 tons per year melted, respectively.

     The primary raw material for SMI-Texas, SMI-Alabama and SMI-South Carolina is secondary (scrap) ferrous metal purchased primarily from suppliers generally within a 300 mile radius of each mill. A portion of the ferrous raw material, generally less than half, is supplied from Company-owned recycling plants. The supply of scrap is believed to be adequate to meet future needs, but has historically been subject to significant price fluctuations. All three of these mills consume large amounts of electricity and natural gas, both of which are believed to be readily available at competitive prices.

     Operations began in 1987 at a fourth, much smaller mill located near Magnolia, Arkansas, SMI-Arkansas. No melting facilities are located at SMI-Arkansas, because this mill utilizes as its raw material rail salvaged from abandoned railroads for rerolling and, on occasion, billets from Company minimills or other suppliers. The rail or billets are heated in a reheat furnace and processed on a rolling mill and finished at facilities similar to, but on a smaller scale, than the other mills. SMI-Arkansas' finished product is primarily metal fence post stock, small diameter reinforcing bar and sign posts with some high quality round and flat products being rolled. Fence post stock is fabricated into metal fence posts at Company-owned facilities at the Magnolia mill site, San Marcos, Texas, Brigham City, Utah, and West Columbia, South Carolina. Because this mill does not include melting facilities, it is dependent on an adequate supply of competitively priced billets or used rail, the availability of which fluctuates with the pace of railroad abandonments, rate of rail replacement by railroads and demand for used rail from domestic and foreign rail rerolling mills. Capacity at SMI-Arkansas is approximately 150,000 tons per year.

     The Steel Group's downstream processing facilities are engaged in the fabrication of reinforcing and structural steel, steel warehousing, joist manufacturing, fence post manufacturing and railcar repair and rebuilding. Steel fabrication capacity now exceeds 850,000 tons. Steel for fabrication may be obtained from unrelated vendors as well as Company owned mills. Fabrication activities are conducted at various locations in Texas in the cities of Beaumont, Buda (near Austin), Corpus Christi, Dallas, Houston, San Marcos, Seguin, Victoria, and Waco, as well as Baton Rouge and Slidell, Louisiana; Magnolia and Hope, Arkansas; Brigham City, Utah; Starke, Florida and Fallon, Nevada. The Owen acquisition in fiscal year 1995 added fabrication facilities in Cayce, Columbia, and Taylors, South Carolina; Whitehouse, Florida; Lawrenceville, Georgia; Gastonia, North Carolina and Fredericksburg, Virginia. Fabricated steel products are used primarily in the construction of commercial and non-commercial buildings, industrial plants, power plants, highways, arenas, stadiums, and dams. Sales of fabricated steel are generally made in response to bid solicitation from construction contractors or owners on a competitive bid basis and less frequently on a negotiated basis. The SMI-Owen structural steel operations have historically been active in large projects such as high rise office towers, stadiums, convention centers and hospitals.

     Safety Railway Service, located in Victoria, Texas, repairs, rebuilds and provides custom maintenance with some manufacturing of railroad freight cars owned by railroad companies and private industry. That work is obtained primarily on a bid and contract basis and may include maintenance of the cars. During 1998, a second location operated by Safety Railway Service in Tulsa, Oklahoma, was closed. Secondary metals recycling plants in Austin, Texas, and at the SMI-Texas mill in Seguin, Texas, and Cayce, South Carolina, together with five smaller feeder facilities nearby, operate as part of the Steel Group due to the predominance of secondary ferrous metals sales to the nearby SMI minimills. The Cayce recycling plant installed and began operating a new automobile shredder during 1997 at a cost of approximately $5 million and the Seguin recycling facility began operating a new automobile shredder in late 1998 at a cost of approximately $9 million. These recycling plants have an aggregate annual capacity in excess of 400,000 tons.

     The joist manufacturing facility, SMI Joist Company, headquartered in Hope, Arkansas, manufactures steel joists and decking for roof supports at locations in Hope, Arkansas, Starke, Florida, Cayce, South Carolina and Fallon, Nevada using steel obtained primarily from the Steel Group's minimills. Joist consumers are typically construction contractors or large chain store owners. Joists are generally made to order and sales, which may include custom design and fabrication, are primarily obtained on a competitive bid basis.

     The Company sells concrete related supplies including the sale or rental of equipment to the concrete installation trade at eleven warehouse locations in Texas and one new location in Atlanta, Georgia. This business operates under the Shepler's name. A smaller operation which emphasizes a broader industrial product supply is located in Columbia, South Carolina.

     In January 1997, the operating assets of Allegheny Heat Treating, Inc. ("AHT"), of Chicora, Pennsylvania, were purchased. AHT is the Steel Group's entry into the steel heat treating business. AHT performs heat treating on a tolling basis and works closely with SMI-Alabama and other mills that sell specialized heat treated steel for customer specific use, primarily in original or special equipment manufacturing. AHT's operating capacity is approximately 30,000 tons per year.

     The copper tube minimill operated by Howell Metal Company is located in New Market, Virginia. It manufactures copper water, air conditioning and refrigeration tubing in straight lengths and coils for use in commercial, industrial and residential construction. Its customers, largely equipment manufacturers and wholesale plumbing supply firms, are located primarily east of the Mississippi River. High quality copper scrap supplemented occasionally by virgin copper ingot, is the raw material used in the melting and casting of billets. The scrap is readily available subject to rapid price fluctuations generally related to the price or supply of virgin copper. A small portion of the scrap is supplied by the Company's metal recycling yards. Howell's facilities include melting, casting, piercing, extruding, drawing, finishing and other departments. Capacity is approximately 55 million pounds per year. Demand for copper tube is dependent mainly on the level of new residential construction and renovation.

     No single customer purchases ten percent or more of the Manufacturing segment's production. The nature of certain stock products sold in the Manufacturing segment are, with the exception of the steel fabrication and joist jobs, not characteristic of a long lead time order cycle. Orders for other stock products are generally filled promptly from inventory or near term production. As a result, the Company does not believe backlog levels are a significant factor in evaluating most operations. Backlog in the CMC Steel Group at fiscal 1998 year-end was approximately $300.2 million. Backlog at fiscal 1997 year-end was approximately $261.5 million.

THE RECYCLING SEGMENT

     The Recycling segment is engaged in processing secondary (scrap) metals for further recycling into new metal products. This segment consists of the Company's 39 secondary metals processing division's recycling plants (excluding eight such facilities operated by the CMC Steel Group as a part of the Manufacturing segment). During the past fiscal year the secondary metals division purchased operating assets of recycling facilities in Houston, Texas, Joplin, Missouri, Miami, Oklahoma and Frontenac and Independence, Kansas. In addition the operating assets and inventory of three automobile salvage yards located in Ocala, Leesburg and Gainesville, Florida, were purchased in 1998 and constitute the Recycling division's entry into the automobile salvage business.

     The Company's metal recycling plants purchase ferrous and nonferrous secondary or scrap metals, processed and unprocessed, in a variety of forms. Sources of metals for recycling include manufacturing and industrial plants, metal fabrication plants, electric utilities, machine shops, factories, railroads, refineries, shipyards, ordinance depots, demolition businesses, automobile salvage and wrecking firms. Numerous small secondary metals collection firms are also, in the aggregate, major suppliers.

     These plants processed and shipped approximately 1.47 million tons of scrap metal during fiscal 1998, up from 1.37 million the prior year. Ferrous metals comprised the largest tonnage of metals recycled at approximately 1.28 million tons, approximately 126,000 tons more than the prior year, followed by approximately 188,055 tons compared to 212,000 in fiscal 1997, of nonferrous metals, primarily aluminum, copper and stainless steel. The Company also purchased and sold an additional 187,000 tons of metals processed by other metal recycling facilities. With the exception of precious metals, practically all metals capable of being recycled are processed by these plants. The CMC Steel Group's eight metals recycling facilities processed and shipped an additional 360,000 tons of primarily ferrous scrap metal during fiscal 1998.

     The metal recycling plants generally consist of an office and warehouse building equipped with specialized equipment for processing both ferrous and nonferrous metal. Most of the larger plants are equipped with scales, shears, baling presses, briquetting machines, conveyors and magnetic separators. Two locations have extensive equipment for mechanically processing large quantities of insulated wire to segregate metallic content. All ferrous processing centers are equipped with either presses, shredders or hydraulic shears, locomotive and crawler cranes and railway tracks to facilitate shipping and receiving. The segment operates six large shredding machines capable of pulverizing obsolete automobiles or other ferrous metal scrap, including operation of a sixth shredder which began during June 1998 in Jacksonville, Florida. Two additional shredders are operated by the Manufacturing segment's recycling facilities. A typical recycling plant includes several acres of land used for receiving, sorting, processing and storage of metals. Several recycling plants devote a small portion of their site or a nearby location for display and sales of metal products considered reusable for their original purpose.

     The automobile salvage operations in Gainesville, Ocala and Leesburg, Florida, assist in the supply of crushed auto bodies, an important feed stock, to the new Jacksonville shredder. These operations purchase wrecked or inoperable motor vehicles at prices related to estimated recovery value of usable parts prior to ultimate sale to scrap metal processors, usually shredding facilities. The operating assets of scrap processing facilities in Joplin, Missouri, Miami, Oklahoma and Independence and Frontenac, Kansas, acquired during 1998 extend the geographic area served by the Company's Springfield, Missouri facility.

     Recycled metals are sold to steel mills and foundries, aluminum sheet and ingot manufacturers, brass and bronze ingot makers, copper refineries and mills, brass mills, secondary lead smelters, specialty steel mills, high temperature alloy manufacturers and other consumers. Sales of material processed through the Company's recycling plants are coordinated through the Recycling segment's office in Dallas. Export sales are negotiated through the Company's network of foreign offices as well as the Dallas office.

     No single source of material or customer of the Recycling segment represents more than ten percent of the Company's purchases or revenues. The Recycling segment competes with other secondary processors and primary nonferrous metals producers, both domestic and foreign, for sales of nonferrous materials. Consumers of nonferrous scrap metals often have the capability to utilize primary or "virgin" ingot processed by mining companies interchangeably with secondary metals. The prices for nonferrous scrap metals are normally closely related to but generally less than, the prices of the primary or "virgin" metal producers. Ferrous scrap is the primary raw material for electric arc furnaces such as those operated by the Company's steel minimills. The need for low residual elements in the melting process have recently caused some minimills to supplement purchases of scrap metal with direct reduced iron and pig iron for certain product lines.

THE MARKETING AND TRADING SEGMENT

     The Marketing and Trading segment buys and sells, through a network of trading offices located around the globe, steel, nonferrous metals, specialty metals, chemicals, industrial minerals, ores, concentrates, ferroalloys, and other basic industrial materials. The products are purchased primarily from producers in domestic and foreign markets. On occasion these materials are purchased from trading companies or industrial consumers with surplus supplies. Long-term contracts, spot market purchases and trading or barter transactions are all utilized to obtain materials. A large portion of these transactions involve fabricated semi-finished or finished product.

     Customers for these materials include industrial concerns such as the steel, nonferrous metals, metal fabrication, chemical, refractory and transportation sectors. Sales are generally made directly to consumers through and with coordination of offices in Dallas; New York City; Englewood Cliffs, New Jersey; Los Angeles; Hurstville, near Sydney, Australia; Singapore; Zug, Switzerland; Hong Kong; Surrey and Sandbach, United Kingdom; and Bergisch Gladbach, Germany. The Company also maintains representative offices in Moscow, Seoul, and Beijing, as well as agents in other significant international markets. These offices form a network for the exchange of information on the materials marketed by the Company as well as servicing sources of supply and purchasers. In most transactions the Company acts as principal and often as a marketing representative. The Company utilizes agents when appropriate and occasionally acts as broker. The Company participates in transactions in practically all major markets of the world where trade by American-owned companies is permitted.

     This segment focuses on the marketing of physical products as contrasted to traders of commodity futures contracts who frequently do not take delivery of the commodity. Sophisticated global communications and the development of easily accessible, although not always accurate, quoted market prices for many products has resulted in the Company emphasizing creative service functions for both sellers and buyers. Actual physical market pricing and trend information, as contrasted with sometimes more speculative metal exchange market information, technical information and assistance, financing, transportation and shipping (including chartering of vessels), storage, warehousing, just in time delivery, insurance, hedging and the ability to consolidate smaller purchases and sales into larger, more cost efficient transactions are examples of the services offered. The Company attempts to limit its exposure to price fluctuations by offsetting purchases with concurrent sales and entering into foreign exchange contracts as hedges of trade receivables and payables denominated in foreign currencies. The Company does not, as a matter of policy, speculate on changes in the markets and hedges only firm commitments, not anticipated transactions. During the last fiscal year over 1.4 million tons of steel products were sold by the Marketing and Trading segment. The Australian operations maintain three warehousing facilities for just in time delivery of steel and industrial products and operate a heat treating service for special steel products.

                              DESCRIPTION OF NOTES

     The following description of the particular terms of the Notes offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Debt Securities set forth in the Prospectus, to which description reference is hereby made. Certain terms not defined in this description are defined in the Prospectus.

GENERAL

     The 6.75% Notes due February 15, 2009 (the "Notes") will be limited to $100,000,000 aggregate principal amount and will mature on February 15, 2009. The Notes will be issued only in the form of one or more Global Securities (as defined below) in minimum denominations of $100,000 and integral multiples of $1,000 in excess thereof. See "Book-Entry Notes" below. The Notes will be redeemable at the Company's option prior to maturity as set forth below under "Optional Redemption" and are not entitled to any sinking fund. The Notes will be unsecured and unsubordinated obligations of the Company and will rank on a parity with all other unsecured and unsubordinated debt of the Company.

INTEREST

     The Notes will bear interest at the rate set forth on the cover page of this Prospectus Supplement from February 23, 1999, or the most recent interest payment date to which interest has been paid or provided for, payable semi-annually on February 15 and August 15 of each year, beginning August 15, 1999, to the person in whose name a Note (or any predecessor Note) is registered at the close of business on the February 1 or August 1, as the case may be, next preceding such interest payment date.

OPTIONAL REDEMPTION

     The Notes will be redeemable, at the Company's option, at any time in whole, or from time to time in part, upon not less than 30 and not more than 60 days' notice mailed to each holder of Notes to be redeemed at the holder's address appearing in the Note register, at a price equal to 100% of the principal amount thereof plus accrued interest to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the redemption date) plus a Make-Whole Premium, if any (the "Redemption Price"). In no event will the Redemption Price ever be less than 100% of the principal amount of the Notes plus accrued interest to the redemption date.

     The amount of the Make-Whole Premium with respect to any Note (or portion thereof) to be redeemed will be equal to the excess, if any, of:

          (1) the sum of the present values, calculated as of the redemption date, of:

             (a) each interest payment that, but for such redemption, would have been payable on the Note (or portion thereof) being redeemed on each interest payment date occurring after the redemption date (excluding any accrued interest for the period prior to the redemption date); and

             (b) the principal amount that, but for such redemption, would have been payable at the final maturity of the Note (or portion thereof) being redeemed;

        over

          (2) the principal amount of the Note (or portion thereof) being redeemed.

     The present value of interest and principal payments referred to in clause
(1) above will be determined in accordance with generally accepted principles of financial analysis. Such present values will be calculated by discounting the amount of each payment of interest or principal from the date that each such payment would have been payable, but for the redemption, to the redemption date at a discount rate equal to the Treasury Yield (as defined below) plus 25 basis points.

     The Make-Whole Premium will be calculated by an independent investment banking institution of national standing appointed by the Company. If the Company fails to make such appointment at least 45 business days prior to the redemption date, or if the institution so appointed is unwilling or unable to make such calculation, Goldman, Sachs & Co. ("Goldman Sachs") will make such calculation. If Goldman Sachs is unwilling or unable to make such calculation, an independent investment banking institution of national standing appointed by the trustee will make such calculation.

     For purposes of determining the Make-Whole Premium, "Treasury Yield" means a rate of interest per annum equal to the weekly average yield to maturity of United States Treasury Notes that have a constant maturity that corresponds to the remaining term to maturity of the Notes, calculated to the nearest 1/12 of a year (the "Remaining Term"). The Treasury Yield will be determined as of the third business day immediately preceding the applicable redemption date.

     The weekly average yields of United States Treasury Notes will be determined by reference to the most recent statistical release published by the Federal Reserve Bank of New York and designated "H.15(519) Selected Interest Rates" or any successor release (the "H.15 Statistical Release"). If the H.15 Statistical Release sets forth a weekly average yield for United States Treasury Notes having a constant maturity that is the same as the Remaining Term, then the Treasury Yield will be equal to such weekly average yield. In all other cases, the Treasury Yield will be calculated by interpolation, on a straight-line basis, between the weekly average yields on the United States Treasury Notes that have a constant maturity closest to and greater than the Remaining Term and the United States Treasury Notes that have a constant maturity closest to and less than the Remaining Term (in each case as set forth in the H.15 Statistical Release). Any weekly average yields so calculated by interpolation will be rounded to the nearest 0.01% with any figure of 0.005% or more being rounded upward. If weekly average yields for United States Treasury Notes are not available in the H.15 Statistical Release or otherwise, then the Treasury Yield will be calculated by interpolation of comparable rates selected by the independent investment banking institution.

     If less than all of the Notes are to be redeemed, the trustee will select the Notes to be redeemed by such method as the trustee deems fair and appropriate. The trustee may select for redemption Notes and portions of Notes in amounts of $1,000 or whole multiples of $1,000.

     The Notes will not be entitled to the benefit of any sinking fund or other mandatory redemption provisions.

BOOK-ENTRY NOTES

     The Notes will be issued in whole or in part in the form of one or more permanent Global Securities deposited with, or on behalf of, The Depositary Trust Company, as the Depositary (the "Depositary"), and registered in the name of a nominee of the Depositary. Except under the limited circumstances described in the Prospectus under "Description of Debt Securities -- Book-Entry Debt Securities," owners of beneficial interests in Global Securities will not be entitled to physical delivery of Notes in certificated form. Global Securities may not be transferred except as a whole by the Depositary to a nominee of the Depositary or to a successor of the Depositary of its nominee.

     The Depositary has advised the Company that the Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. The Depositary was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movements of securities certificates. The Depositary's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations, and certain other organizations, some of whom (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to the Depositary and its participants are on file with the Securities and Exchange Commission.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Notes will be made by the Underwriters in immediately available funds. So long as the Notes are in the form of Book-Entry Notes, all payments of principal and interest will be made by the Company in immediately available funds.

     Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, the Notes are expected to trade in the Depositary's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Notes will therefore be required by the Depositary to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

                                  UNDERWRITING

     The Company and the Underwriters for the Notes named below have entered into an underwriting agreement and a pricing agreement with respect to the Notes. Subject to certain conditions, each Underwriter has severally agreed to purchase the principal amount of Notes indicated in the following table:

                                                            Principal Amount
                       Underwriter                              of Notes
                       -----------                          ----------------
Goldman, Sachs & Co. .....................................    $ 55,000,000
Chase Securities Inc. ....................................      11,250,000
Lehman Brothers Inc. .....................................      11,250,000
Morgan Stanley & Co. Incorporated.........................      11,250,000
NationsBanc Montgomery Securities LLC.....................      11,250,000
                                                              ------------
          Total...........................................    $100,000,000
                                                              ============

     Notes sold by the Underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this Prospectus Supplement. Any Notes sold by the Underwriters to securities dealers may be sold at a discount from the initial public offering price of up to 0.40% of the principal amount of the Notes. Any such securities dealers may resell any Notes purchased from the Underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to 0.25% of the principal amount of the Notes. If all the Notes are not sold at the initial offering price, the Underwriters may change the offering price and the other selling terms.

     The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that the Underwriters intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     In connection with the offering (the "Offering"), the Underwriters may purchase and sell Notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater number of Notes than they are required to purchase in the Offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Notes while the Offering is in progress.

     The Underwriters also may impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriters a portion of the underwriting discounts received by it because the representatives have repurchased Notes sold by or for the account of such Underwriter in stabilizing or short covering transactions.

     These activities by the Underwriters may stabilize, maintain or otherwise affect the market price of the Notes. As a result, the price of the Notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

     The Company estimates that its share of the total expenses of the Offering, excluding underwriting discounts and commissions, will be approximately $225,000.

     The Company has agreed to indemnity the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     In the ordinary course of their respective businesses, the Underwriters and their affiliates have engaged and may in the future engage in commercial banking and investment banking transactions with the Company and its affiliates. The Chase Manhattan Bank, the Trustee, is an affiliate of Chase Securities Inc. and is a lender to the Company under certain short term bank facilities. Bank of America National Trust and Savings Association, which is an affiliate of NationsBanc Montgomery Securities LLC, is also a lender to the Company. Each of The Chase Manhattan Bank and Bank of America National Trust and Savings Association will receive a portion of the amounts repaid with the net proceeds from the sale of the Notes. See "Use of Proceeds." Because more than 10% of the net proceeds from the sale of the Notes will be paid to affiliates of members of the National Association of Securities Dealers, Inc. (the "NASD") who are participating in the sale of the Notes, the sale of the Notes is being made pursuant to Rule 2710(c)(8) of the NASD Conduct Rules.

                                                $200,000,000
LOGO
                                                    LOGO

                                Debt Securities

                            ------------------------

     Commercial Metals Company may from time to time issue up to $200,000,000 aggregate principal amount of Debt Securities. The accompanying Prospectus Supplement will specify the terms of the Debt Securities.

     Commercial Metals Company may sell these securities to or through underwriters, and also to other purchasers or through agents. Goldman, Sachs & Co., Chase Securities Inc., Lehman Brothers Inc., Morgan Stanley & Co. Incorporated and NationsBanc Montgomery Securities, LLC may be some of such underwriters. The names of the underwriters will be set forth in the accompanying Prospectus Supplement.

                            ------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

GOLDMAN, SACHS & CO.
        CHASE SECURITIES INC.

                  LEHMAN BROTHERS

                           MORGAN STANLEY DEAN WITTER

                                   NATIONSBANC MONTGOMERY SECURITIES LLC

                            ------------------------

                       Prospectus dated February 9, 1999.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). You may read and copy any reports, proxy statements and other information filed by us at the SEC's Public Reference Room at (a) 450 Fifth Street, N.W., Washington, D.C. 20549; (b) Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and (c) Seven World Trade Center, Suite 1300, New York, New York 10048. You can also request copies of these documents, upon payment of a duplicating fee, by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC's Public Reference Room. Our SEC filings are also available to the public on the SEC's Internet site (http://www.sec.gov).

     We have filed a registration statement on Form S-3 with the SEC covering the securities described in this prospectus. For further information with respect to us and those securities, you should refer to our registration statement and its exhibits. We have summarized certain key provisions of contracts and other documents that we refer to in this prospectus. Because a summary may not contain all the information that is important to you, you should review the full text of the document. We have included copies of these documents as exhibits to our registration statement.

     The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to another document that we filed with the SEC. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), until we sell all of the securities.

     - Our Annual Report to Shareholders, Form 10-K for the fiscal year ended August 31, 1998; and

     - Our Quarterly Report on Form 10-Q for the quarter ended November 30,
      1998.

     You may request a copy of these filings at no cost, by writing or telephoning us at 7800 Stemmons Freeway, Dallas, Texas 75247, telephone (214) 689-4300, attention: Secretary.

     You should rely only on the information contained or incorporated by reference in this prospectus, any prospectus supplement or any pricing supplement. We have not authorized anyone to provide you with any other information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus, any accompanying prospectus supplement or any document incorporated by reference is accurate as of any date other than the date on the front of the document.

                                  THE COMPANY

     Commercial Metals Company ("CMC" or the "Company") manufactures, recycles and markets steel and metal products. Steel and steel-related products represent over 75% of our business. During fiscal 1998, we derived approximately 79% of our operating profit from our Manufacturing segment, approximately (1%) from our Recycling segment, and approximately 22% from our Marketing and Trading segment.

     Our Manufacturing segment includes four steel minimills, 20 steel fabrication plants, four steel joist plants, four fence post manufacturing plants, eight metals recycling plants, a heat treating plant, a railcar rebuilding facility, 12 concrete related product warehouses, an industrial products supply company, a rail salvage company, and a copper tube mill. Our steel manufacturing capacity of approximately 2 million tons includes reinforcing bars, light and mid-size structurals, angles, channels, beams, special bar quality rounds and flats, squares and special sections used in the construction, manufacturing, steel fabrication and warehousing, and original equipment manufacturing industries. Our steel fabrication capacity is over 800,000 tons. Our copper tube mill with 55 million pounds of capacity manufactures copper water tube and air conditioning and refrigeration tubing.

     Our Company's Recycling segment is one of the largest processors of scrap nonferrous metals and one of the largest regional processors of ferrous metals in the United States. Our recycling plants processed and shipped 1.9 million tons of scrap metal in fiscal 1998. Recycled metals provide substantial savings in energy compared to producing metal from virgin raw materials.

     Our Marketing and Trading segment buys and sells steel, primary and secondary metals and industrial raw materials through a global network of offices which provide technical information, financing, chartering, storage, insurance and hedging. We do not, as a matter of policy, speculate on changes in the commodities markets. This segment sold over 1.4 million tons of steel products in fiscal 1998.

     Our principal executive offices are located at 7800 Stemmons Freeway, Dallas, Texas 75247, and our telephone number is (214) 689-4300.

                                USE OF PROCEEDS

     Except as may be set forth in an applicable Prospectus Supplement accompanying this Prospectus, the net proceeds from the sale of the Debt Securities offered hereby will be used to refinance certain debt and for other general corporate purposes. Pending such applications, the funds may be used to reduce short-term borrowings or may be invested in short-term marketable securities.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of earnings to fixed charges for the Company for the periods indicated:

                              THREE MONTHS
                                 ENDED
FISCAL YEAR ENDED AUGUST 31,  NOVEMBER 30,
----------------------------  ------------
1998  1997  1996  1995  1994  1998   1997
----  ----  ----  ----  ----  ----   ----
3.9   4.3   4.9   4.2   4.2   3.4    3.6

     For purposes of computing the ratio of earnings to fixed charges, earnings are divided by fixed charges. For this purpose, earnings consist of net earnings plus income taxes, interest expense, such portion of rent expense as is representative of the interest factor and amortization expense of capitalized interest. Fixed charges consist of interest expense, such portion of rent expense and capitalized interest. Such portion of rent expense, capitalized interest and amortization of capitalized interest amounted to $3.2, $1.6 and $0.4 million in fiscal 1998, $2.9, $0.8 and $0.5 million in fiscal 1997, $2.6, $0.3 and $0.5 million in fiscal 1996, $2.7, $0.1 and $0.6 million in fiscal 1995 and $2.0, $1.2 and $0.4 million in fiscal 1994, and amounted to $0.7, $1.2 and $0.1 million and $0.7, $0.1 and $0.1 million in the first three months of fiscal 1999 and 1998, respectively.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities are to be issued under an Indenture, dated as of July 31, 1995 (the "Indenture"), between the Company and The Chase Manhattan Bank, as Trustee (the "Trustee"). A copy of such Indenture is filed as an exhibit to the Registration Statement. The following statements relating to the Debt Securities and the Indenture are summaries of provisions contained therein and do not purport to be complete. The provisions of the Indenture referred to in the following summaries are incorporated herein by reference and the summaries are qualified in their entirety thereby. Capitalized terms not otherwise defined herein shall have the respective meanings given to them in the Indenture. Section numbers set forth below refer to provisions of the Indenture.

     The following sets forth certain general terms and provisions of the Debt Securities offered hereby. The particular terms of the Debt Securities offered by any Prospectus Supplement will be described in such Prospectus Supplement relating to the Debt Securities offered thereby.

GENERAL

     The Debt Securities will be unsecured obligations of the Company and will rank on a parity with all other unsecured and unsubordinated debt of the Company.

     The Indenture does not limit the amount of the Debt Securities that may be issued thereunder and provides that Debt Securities may be issued thereunder from time to time in one or more series. This Prospectus or the Prospectus Supplement will describe the following terms, as applicable, of each series of Debt Securities: (1) the title of the Debt Securities; (2) any limit on the aggregate principal amount of the Debt Securities; (3) the date or dates on which the Debt Securities will mature; (4) the rate or rates (which may be fixed or variable) at which the Debt Securities will bear interest, if any, and the date or dates from which such interest will accrue; (5) the dates on which such interest, if any, will be payable and the Regular Record Dates for such Interest Payment Dates; (6) any mandatory or optional sinking fund or analogous provisions; (7) the price at which, the periods within which, and the terms and conditions upon which the Debt Securities may, pursuant to any optional or mandatory redemption provisions, be redeemed at the option of the Company; (8) the terms and conditions upon which the Debt Securities may be repayable prior to final maturity at the option of the Holder thereof (which option may be conditional); (9) the portion of the principal amount of the Debt Securities, if other than the principal amount thereof, payable upon acceleration of maturity thereof; (10) certain Events of Default under the Indenture; (11) if other than in United States dollars, the currency or currencies, including composite currencies, of payment of principal of and premium, if any, and interest on the Debt Securities (and federal income tax consequences and other special considerations applicable to any such Debt Securities denominated in a currency or currencies other than United States dollars); (12) any index used to determine the amount of payments of principal of and premium, if any, and interest, if any, on the Debt Securities; (13) if the Debt Securities will be issuable only in the form of a Global Security as described under "Book-Entry Debt Securities," the Depositary or its nominee with respect to the Debt Securities and the circumstances under which the Global Security may be registered for transfer or exchange in the name of a Person other than the Depositary or its nominee; and (14) any other specific terms of the Debt Securities. (Section 301)

     Unless otherwise indicated in the Prospectus Supplement relating to Debt Securities, principal of and premium, if any, and interest, if any, on the Debt Securities will be payable, and transfers thereof will be registrable, at the office or agency of the Trustee in New York City, New York, provided that, at the option of the Company, payment of interest may be made by check mailed to the address of the Person entitled thereto as it appears in the Security Register. (Sections 301, 305 and 1002) Any payment of principal and premium, if any, and interest, if any, required to be made on an Interest Payment Date, Redemption Date or at Stated Maturity which is not a Business Day at any Place of Payment need not be made at such Place of Payment on such day, but may be made on the next succeeding Business Day with the same force and effect as if made on the Interest Payment

Date, Redemption Date or at Stated Maturity, as the case may be, and no interest shall accrue for the period from and after such Interest Payment Date, Redemption Date or Stated Maturity. (Section 113)

     Unless otherwise indicated in the Prospectus Supplement relating to the Debt Securities of any series, the Debt Securities will be issued only in registered form, without coupons, in denominations of $100,000 or any integral multiple thereof. (Section 302) No service charge will be made for any transfer or exchange of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 305)

     Debt Securities may be issued under the Indenture as Original Issue Discount Securities to be offered and sold at a substantial discount from their stated principal amount. In addition, under proposed Treasury Regulations it is possible that Debt Securities which are offered and sold at their stated principal amount would, under certain circumstances, be treated as issued at an original issue discount for federal income tax purposes. Federal income tax consequences and other special considerations applicable to any such Original Issue Discount Securities (or other Debt Securities treated as issued at an original issue discount) will be described in the Prospectus Supplement relating thereto. "Original Issue Discount Security" means any security that provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the Maturity thereof upon the occurrence of an Event of Default and the continuation thereof. (Section 101)

BOOK-ENTRY DEBT SECURITIES

     The Debt Securities of a series may be issued in whole or in part in the form of one or more registered global securities (the "Global Securities"). The specific terms of the depositary arrangement with respect to any Debt Securities of any series will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will apply to all depositary arrangements.

     Each Global Security will be deposited with, or on behalf of, a Depositary identified in the Prospectus Supplement (the "Depositary") and registered in the name of the Depositary or a nominee thereof. Unless and until it is exchanged in whole or in part for Debt Securities in certificated form, no Global Security may be transferred, except as a whole by the Depositary to a nominee of such Depositary or by a nominee of such Depositary to such Depositary. Debt Securities in certificated form will not be issued in exchange for Global Securities, except under the circumstances described herein.

     Upon the issuance of a Global Security and the deposit of such Global Security with the Depositary, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of institutions that have accounts with such Depositary or its nominee ("participants"). The account to be credited will be designated by any dealers, underwriters or agents participating in the distribution of such Debt Securities. Ownership of beneficial interests in a Global Security will be limited to participants or persons that may hold such interests through participants. Ownership of beneficial interests in a Global Security will be shown on, and the transfer of such ownership will be effected only through, records maintained by the Depositary (with respect to interests of participants) and by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in certificated form. Such limits and laws may impair the ability to own or transfer beneficial interests in a Global Security.

     So long as the Depositary or its nominee is the registered owner of a Global Security, the Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in a Global Security will not be entitled to have Debt Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of such Debt Securities in certificated form and will not be considered the owners or holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in a Global Security must rely on the procedures of the Depositary for such Global Security and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. The Company understands that under existing industry practices, if the Company requests any action of holders or if an owner of a beneficial interest in a Global Security desires to give or take any action which a holder is entitled to give or take under the Indenture, the Depositary for such Global Security would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners holding through them.

     Principal and interest payments on Debt Securities represented by a Global Security registered in the name of the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner or holder of such Global Security. None of the Company, the Trustee or any other agent of the Company or the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that the Depositary for any Debt Securities represented by a Global Security, upon receipt of any payment of principal or interest in respect of such Global Security, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of such Depositary or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name," and will be the responsibility of such participants.

     If the Depositary for any Debt Securities represented by a Global Security is at any time unwilling or unable to continue as depositary, or if at any time the Depositary ceases to be a clearing agency registered under the Exchange Act, and a successor depositary is not appointed by the Company within 90 days or if there shall have occurred and be continuing an Event of Default (as defined in the Indenture) or an event which, with the giving of notice or lapse of time, or both, would constitute an Event of Default with respect to such Debt Securities, then the Company will issue such Debt Securities in certificated form in exchange for the Global Security representing the Debt Securities. In addition, the Company may at any time and in its sole discretion determine not to have any Debt Securities represented by one or more Global Securities and, in such event, will issue such Debt Securities in certificated form in exchange for the Global Security representing the Debt Securities. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery of such Debt Securities in certificated form equal in principal amount to such beneficial interest and to have such Debt Securities registered in its name. Unless otherwise specified in the Prospectus Supplement, Debt Securities issued in certificated form will be issued as registered securities in minimum denominations of $100,000 and integral multiples of $1,000 in excess thereof.

LIMITATION ON LIENS

     The Indenture provides that the Company may not, and may not permit any Principal Subsidiary of the Company to, incur or suffer to exist any Lien upon any Principal Property, or upon any shares of stock of any Principal Subsidiary of the Company (whether such Principal Property or shares were owned as of the date of such Indenture or thereafter acquired), to secure any Debt without making, or causing such Principal Subsidiary to make, effective provision for securing the Debt Securities issued under such Indenture equally and ratably with (or prior to) such Debt, unless after giving effect thereto, the sum of (A) the principal amount of Debt secured by all Liens incurred after the date of such Indenture and otherwise prohibited by such Indenture and (B) the Attributable Debt of all Sale and Leaseback Transactions entered into after the date of such Indenture and otherwise prohibited by such Indenture does not exceed 10% of Consolidated Net Tangible Assets. The foregoing restrictions will not apply to Liens existing at the date of such Indenture or to (i) Liens securing only the Debt Securities issued under such Indenture; (ii) Liens in favor of only the Company; (iii) Liens on property of a Person existing at the time such Person is merged into or consolidated with the Company or any Principal Subsidiary of the Company (but only to the extent such Liens cover such property); (iv) Liens on property existing immediately prior to the time of acquisition thereof (and not in anticipation of the financing of such acquisition); (v) any Lien upon a Principal Property (including any property that becomes a Principal Property after acquisition thereof) to secure Debt incurred for the purpose of financing all or any part of the purchase price or the cost of construction or improvement thereof incurred within 270 days after the later of the purchase thereof and the completion of construction or improvements thereon; (vi) Liens to secure Debt incurred to extend, renew, refinance or refund Debt secured by any Lien referred to in the foregoing clauses (i) to (v); and (vii) any Lien securing Debt owing by the Company to a wholly owned Principal Subsidiary of the Company. (Section 1007)

     "Attributable Debt" means the present value (discounted at the per annum rate of interest publicly announced by Bank of America National Trust & Savings Association as its "Reference Rate" or "Prime Rate", provided, that if Bank of America National Trust & Savings Association is no longer announcing a Reference Rate or Prime Rate, the per annum rate of interest shall be the Prime Rate most recently published in The Wall Street Journal, in either case compounded monthly) of the obligations for rental payments required to be paid during the remaining term of any lease of more than 12 months. (Section 101)

     "Capital Lease Obligation" of any Person means the obligation to pay rent or other payment amounts under a lease of (or other indebtedness arrangements conveying the right to use) real or personal property of such Person which is required to be classified and accounted for as a capital lease or a liability on the face of a balance sheet of such Person in accordance with generally accepted accounting principles. The stated maturity of such obligation, as of any date (the "measurement date"), shall be the date of the last payment of rent or any other amount due under such lease prior to the first date after the measurement date upon which such lease may be terminated by the lessee, at its sole option, without payment of a penalty. (Section 101)

     "Consolidated Net Tangible Assets" means the net book value of all assets of the Company and its Consolidated Subsidiaries, excluding any amounts carried as assets for shares of capital stock held in treasury, debt discount and expense, goodwill, patents, trademarks and other intangible assets, less all liabilities of the Company and its Consolidated Subsidiaries (except Funded Debt, minority interests in Consolidated Subsidiaries, deferred taxes and general contingency reserves of the Company and its Consolidated Subsidiaries), which in each case would be included on a consolidated balance sheet of the Company and its Consolidated Subsidiaries as of the date of determination, all as determined on a consolidated basis in accordance with generally accepted accounting principles. (Section 101)

     "Consolidated Tangible Net Worth" means the total stockholders' equity of the Company and its Consolidated Subsidiaries, calculated in accordance with generally accepted accounting principles and reflected on the most recent balance sheet of the Company, excluding any amounts carried as assets for shares of capital stock held in treasury, debt discount and expense, goodwill, patents, trademarks and other intangible assets. (Section 101)

     "Debt" means (without duplication), with respect to any Person, (i) every obligation of such Person for money borrowed, (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person and (iv) every obligation of the type referred to in clauses (i) through (iii) of another Person the payment of which such Person has guaranteed or is responsible or liable for, directly or indirectly, as obligor, guarantor or otherwise (but only, in the case of clause (iv), to the extent such Person has guaranteed or is responsible or liable for such obligations). (Section 101)

     "Funded Debt" means (i) all Debt of the Company and each Principal Subsidiary maturing on, or renewable or extendable at the option of the obligor to, a date more than one year from the date of the determination thereof, (ii) Capital Lease Obligations payable on a date more than one year from the date of the determination thereof, (iii) guarantees, direct or indirect, and other contingent obligations of the Company and each Principal Subsidiary of the Company in respect of, or to purchase or otherwise acquire or be responsible or liable for (through the investment of funds or otherwise), any obligations of the type described in the foregoing clauses (i) or (ii) of others (but not including contingent liabilities on customers' receivables sold with recourse), and (iv) amendments, renewals, extensions and refundings of any obligations of the type described in the foregoing clauses (i), (ii) or (iii). (Section 101)

     "Lien" means, with respect to any property or assets, any mortgage or deed of trust, pledge, hypothecation, assignment, security interest, lien, encumbrance, or other security arrangement of any kind or nature whatsoever on or with respect to such property or assets (including any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing). (Section 101)

     "Principal Property" means any facility (together with the land on which it is erected and fixtures comprising a part thereof) used primarily for manufacturing, processing, research, warehousing or distribution, owned or leased by the Company or a Subsidiary of the Company and having a net book value in excess of 3% of Consolidated Net Tangible Assets, other than any such facility or portion thereof which is a pollution control facility financed by state or local government obligations or is not of material importance to the total business conducted or assets owned by the Company and its Subsidiaries as an entirety, or any assets or properties acquired with Net Available Proceeds (defined below) from a Sale and Leaseback Transaction that are irrevocably designated by the Company or a Subsidiary as a Principal Property, which designation shall be made in writing to the Trustee. (Section 101)

     "Principal Subsidiary" means any Subsidiary of the Company that owns or leases a Principal Property or owns or controls stock which under ordinary circumstances has the voting power to elect a majority of the Board of Directors of a Principal Subsidiary. (Section 101)

     "Sale and Leaseback Transaction" of any Person means an arrangement with any lender or investor or to which such lender or investor is a party providing for the leasing by such Person of any Principal Property that within 12 months of the start of such lease and after the Reference Date, has been or is being sold, conveyed, transferred or otherwise disposed of by such Person to such lender or investor or to any Person to whom funds have been or are to be advanced by such lender or investor on the security of such property. The term of such arrangement, as of any date (the "measurement date"), shall end on the date of the last payment of rent or any other amount due under such arrangement on or prior to the first date after the measurement date on which such arrangement may be terminated by the lessee, at its sole option, without payment of a penalty. "Sale Transaction" means any such sale, conveyance, transfer or other disposition. The "Reference Date" means, for any property that becomes a Principal Property, the 270th day after the date of the acquisition, completion of construction and commencement of operation of such property. (Section 101)

     "Subsidiary of the Company" means any corporation of which the Company directly or indirectly owns or controls stock which under ordinary circumstances (not dependent upon the happening of a contingency) has the voting power to elect a majority of the board of directors of such corporation.

LIMITATION ON FUNDED DEBT OF PRINCIPAL SUBSIDIARIES

     The Indenture provides that the Company will not permit any Principal Subsidiary to incur or assume, directly or indirectly, any Funded Debt unless immediately after giving effect thereto and the receipt and application of the proceeds thereof, the aggregate principal amount of all outstanding Funded Debt of all Principal Subsidiaries other than Funded Debt owing to the Company or another directly or indirectly wholly-owned Subsidiary does not exceed 30% of Consolidated Tangible Net Worth. The provisions of this limitation shall not prevent (i) any Funded Debt of a Principal Subsidiary owing to the Company or another Principal Subsidiary, (ii) any Funded Debt from a mortgage permitted under the provisions described in clauses (i) through (vii) in the first paragraph under "Limitation on Liens," or (iii) any extension, renewal or refunding in whole or in part (without increase in amount) of any Funded Debt
(a) of a Principal Subsidiary as aforementioned, (b) of a Principal Subsidiary outstanding at the date of the Indenture or (c) of any corporation outstanding at the time it becomes a Principal Subsidiary.

LIMITATION ON SALE AND LEASEBACK TRANSACTIONS

     Restrictions on Sales and Leasebacks. Unless otherwise provided in the Prospectus Supplement with respect to any series of the Debt Securities, neither the Company nor any Principal Subsidiary of the Company may enter into any Sale and Leaseback Transaction, the completion of construction and commencement of full operation of which has occurred more than 270 days prior thereto, unless
(i) the Company or such Principal Subsidiary of the Company could incur a mortgage on such property under the restrictions described above under "Limitations on Liens" in an amount equal to the Attributable Debt with respect to the Sale and Leaseback Transaction without equally and ratably securing the Debt Securities or (ii) the Company or a Principal Subsidiary of the Company, within 270 days, applies the Net Available Proceeds from the Sale and Leaseback Transaction to any combination of the following: (a) the retirement of its Funded Debt, (b) the purchase of other property or assets which will (I) constitute Principal Property and (II) have an aggregate value of at least the consideration paid for such property or assets or (c) Capital Expenditures with respect to any existing Principal Property (subject to credits for certain voluntary retirements of Funded Debt). This restriction will not apply to any Sale and Leaseback Transaction (I) between the Company and Principal Subsidiaries of the Company or (II) involving the taking back of a lease for a period of less than three years. (Section 1008)

     "Net Available Proceeds" from any Sale and Leaseback Transaction by any Person means cash or readily marketable cash equivalents received (including by way of sale or discounting of a note, installment receivable or other receivable, but excluding any other consideration received in the form of assumption by the acquiree of indebtedness or obligations relating to the properties or assets that are the subject of such Sale and Leaseback Transaction or received in any other noncash form) therefrom by such Person, net of (i) all legal, title and recording tax expenses, commissions and other fees and expenses incurred and all federal, state, provincial, foreign and local taxes required to be accrued as a liability as a consequence of such Sale and Leaseback Transaction, (ii) all payments made by such Person or its subsidiaries on any indebtedness which is secured in whole or in part by any such properties and assets in accordance with the terms of any Lien upon or with respect to any such properties and assets or which must, by the terms of such Lien or in order to obtain a necessary consent to such Sale and Leaseback Transaction or by applicable law, be repaid out of the proceeds from such Sale and Leaseback Transaction, and (iii) all distributions and other payments made to minority interest holders in subsidiaries of such Person or joint ventures as a result of such Sale Transaction. (Section 101)

RESTRICTIONS ON MERGER AND SALE OF ASSETS

     The Indenture provides that the Company may not consolidate with or merge into any other Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person, and the Company may not permit any Person to consolidate with or merge into the Company or convey, transfer or lease its properties and assets substantially as an entirety to the Company, unless: (i) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person which acquires by conveyance or transfer, or which leases, the properties and assets of the Company substantially as an entirety shall expressly assume the due and punctual payment of the principal of and interest on all the Debt Securities issued under the Indenture and the performance or observance of every covenant of the Indenture on the part of the Company to be performed or observed; (ii) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of the Company or any Principal Subsidiary of the Company as a result of such transaction as having been incurred by the Company or such Principal Subsidiary of the Company at the time of such transaction, no Event of Default under the Indenture, and no event which, after notice or lapse of time or both, would become an Event of Default under the Indenture, shall have happened and be continuing; and (iii) if, as a result of any such transaction, property or assets of the Company or any Principal Subsidiary of the Company would become subject to a Lien which would not be permitted by the limitations on Liens contained in the Indenture, the Company or, if applicable, the successor to the Company, as the case may be, shall take such steps as shall be necessary effectively to secure the Debt Securities issued under the Indenture equally and ratably with (or prior to) the Debt secured by such Lien. (Section 801)

EVENTS OF DEFAULT

     The following will be Events of Default under the Indenture with respect to Debt Securities of any series: (i) failure to pay principal of, or premium, if any, on any Debt Security of that series when due; (ii) failure to pay any interest on any Debt Security of that series when due, continued for 30 days;
(iii) failure to deposit any sinking fund payment, when due, in respect to any Debt Securities of that series; (iv) failure to perform any other covenant of the Company in the Indenture (other than a covenant the performance of which is dealt with specifically elsewhere in the Indenture or which has been included in the Indenture solely for the benefit of series of Debt Securities other than that series), continuing for 60 days after written notice as provided in the Indenture; (v) failure to pay when due (after applicable grace periods as provided in the Indenture) the principal of, or the acceleration of, any indebtedness for money borrowed by the Company or any Principal Subsidiary of the Company having an aggregate principal amount outstanding in excess of an amount equal to 3% of Consolidated Net Tangible Assets, if such indebtedness is not discharged, or such acceleration is not annulled, within 10 days after written notice as provided in the Indenture; (vi) certain events of bankruptcy, insolvency or reorganization; and (vii) any other Event of Default provided with respect to Debt Securities of that series. No Event of Default with respect to a particular series of Debt Securities issued under the Indenture (except as to such events of bankruptcy, insolvency or reorganization or the failure to pay when due indebtedness having an aggregate principal amount outstanding in excess of an amount equal to 3% of Consolidated Net Tangible Assets) necessarily constitutes an Event of Default with respect to any other series of Debt Securities issued thereunder. (Section 501) The notice referred to in clauses
(iv) and (v) may be given by the Trustee under the Indenture or by the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of that series. (Section 501) In case an Event of Default under the Indenture shall occur and be continuing, then, subject to the provisions of the Indenture and the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"), relating to the duties of the Trustee under the Indenture, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Section 603) The Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of any series shall have the right, subject to such provisions for indemnification of the Trustee to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee under the Indenture or exercising any trust or power conferred on the Trustee with respect to Debt Securities of that series. (Section 512)

     If an Event of Default with respect to Debt Securities of any series at the time Outstanding shall occur and be continuing, then and in every such case the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of that series may, by a notice in writing to the Company (and to the Trustee if given by Holders), declare to be due and payable immediately the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all Debt Securities of that series. However, at any time after such a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the Holders of a majority in the principal amount of Outstanding Debt Securities of that series may, subject to certain conditions, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal, with respect to Debt Securities of that series have been cured or waived as provided in the indenture. (Section 502) For information as to waiver of defaults, see "Modification and Waiver" herein. Reference is made to the Prospectus Supplement relating to any series of Debt Securities which are Original Issue Discount Securities for the particular provisions relating to acceleration of a portion of the principal amount of such Original Issue Discount Securities upon the occurrence of an Event of Default and the continuation thereof.

     No Holder of any Debt Security of any series will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default with respect to Debt Securities of that series and unless also the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of that series shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of that series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. (Section 507) However, such limitations do not apply to a suit instituted by a Holder of any Debt Security for enforcement of payment of the principal of (and premium, if any) and any interest on such Debt Security on or after the respective due dates expressed in such Debt Security. (Section 508)

     The Company will be required to furnish to the Trustee annually a statement as to whether the Company is in default in the performance and observance of any of the terms, provisions and conditions of the Indenture. (Section 1009) The Indenture provides that the Trustee may withhold notice to the Holders of Debt Securities of any series of any default (except in payment of principal, any premium, interest or any sinking fund payments) with respect to Debt Securities of such series if it considers it in the interest of the Holders of Debt Securities of such series to do so. (Section 602)

MODIFICATION AND WAIVER

     Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of each series affected by such modifications or amendments; provided, however, that no such modification or amendment may, without the consent of the Holder of each such Outstanding Debt Security affected thereby, (i) change the Stated Maturity of the principal of, or any installment of principal or interest on any Debt Security, (ii) reduce the principal amount of or the rate of interest or the premium (if any) on any Debt Security or reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon acceleration, (iii) change the place or currency of payment of principal of or interest or the premium (if any) on any Debt Security,

(iv) impair the right to institute suit for the enforcement of any payment with respect to any Debt Security on or after the Stated Maturity thereof, (v) reduce the above-stated percentage in principal amount of Outstanding Debt Securities of any series the consent of whose Holders is required for any such supplemental indenture or (vi) reduce the above-stated percentage of Outstanding Debt Securities of any series the consent of whose Holders is required for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults thereunder. (Section 902)

     The Company may, in the circumstances permitted by the Trust Indenture Act, set any day as the record date for the purpose of determining the Holders of Debt Securities of any series issued under the Indenture entitled to give or take any request, demand, authorization, direction, notice, consent, waiver or other action as provided or permitted by the Indenture. (Section 104)

     The Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of any series may on behalf of the Holders of all Debt Securities of that series waive, insofar as that series is concerned, compliance by the Company with the covenants limiting Liens and Sale and Leaseback Transactions contained in the Indenture. (Section 1010) The Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of any series may on behalf of the Holders of all Debt Securities of that series waive any past default under the Indenture with respect to that series except a default in the payment of the principal of (or premium, if any) or any interest on any Debt Security of that series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of that series affected. (Section 513)

     For purposes of the Indenture, the Debt Securities of any series "Outstanding" thereunder are deemed to exclude those held by Persons that control, are controlled by or are under common control with the Company, provided that any Person who does not own, directly or indirectly, more than 5% of the outstanding voting securities of the Company will not be deemed to control the Company. (Section 101)

DEFEASANCE

     Defeasance and Discharge. The Indenture provides that the Company may elect to deposit or cause to be deposited with the Trustee as trust funds in trust, for the benefit of the Holders of Outstanding Debt Securities of any series, money and/or U.S. Government Obligations sufficient to pay and discharge the principal of (and premium, if any) and any interest on and any mandatory sinking fund payments in respect of the Debt Securities of such series on the Stated Maturity of such payments in accordance with the terms of the Indenture and such Debt Securities, and thereby be discharged from its obligations with respect to Outstanding Debt Securities of that series (hereinafter called "Defeasance") on and after the date that (among other things) the Company provides to the Trustee certain evidence that (i) the Company has received from, or there has been published by, the Internal Revenue Service a ruling, or (ii) there has been a change in the applicable Federal income tax law, in each case to the effect that the Holders of such Outstanding Debt Securities of that series will not recognize gain or loss for Federal income tax purposes as a result of the deposit, Defeasance and discharge to be effected with respect to such Debt Securities and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would be the case if such deposit, Defeasance and discharge were not to occur. For this purpose, such Defeasance means that the Company shall be deemed to have paid and discharged the entire Indebtedness represented by such Outstanding Debt Securities of such series and to have satisfied all its other obligations under the Debt Securities of that series and the Indenture insofar as the Debt Securities of that series are concerned, except for certain continuing administrative responsibilities. In the event of any such Defeasance, Holders of Debt Securities of such series would be able to look only to such trust for payment of principal of (and premium, if any) and any interest on and any mandatory sinking fund payments in respect of the Debt Securities of that series. (Section 403)

     Covenant Defeasance. The Indenture provides that the Company may elect to deposit or cause to be deposited with the Trustee as trust funds in trust, for the benefit of the Holders of Outstanding Debt Securities of any series, money and/or U.S. Government Obligations sufficient to pay and discharge the principal (and premium, if any) of and any interest on and any mandatory sinking fund payments in respect of the Debt Securities of such series on the stated maturity of such payments in accordance with the terms of the Indenture and such Debt Securities, and thereby (i) be released from its obligations with respect to the Debt Securities of such series under Section 1005 (Maintenance of Properties),
Section 1006 (Payment of Taxes and Other Claims), Section 1007 (Limitation on Liens), Section 1008 (Limitation on Sale and Leaseback Transactions) and Section 801 (Consolidation, Merger, Conveyance, Transfer or Lease) of the Indenture and
(ii) have the occurrence of any event specified in (a) Section 501(4) (defaults in performance, or breach, of covenants and warranties under the Indenture) with respect to any of Sections 1005 through 1008, inclusive, and Section 801, and
(b) Section 501(5) (defaults under other obligations of the Company) not be deemed to be or result in an Event of Default, in each case with respect to the Outstanding Debt Securities of such series (hereinafter called "Covenant Defeasance"), on and after the date that (among other things) the Company provides to the Trustee certain evidence that the Holders of Outstanding Debt Securities of such series will not recognize gain or loss for Federal income tax purposes as a result of the deposit and Covenant Defeasance to be effected with respect to such Debt Securities and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would be the case if such deposit and Covenant Defeasance were not to occur. For this purpose, such Covenant Defeasance means that the Company may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such specified Section (to the extent so specified in the case of Section 501(4)), whether directly or indirectly by reason of any reference elsewhere in the Indenture to any such Section or by reason of any reference in any such Section to any other provision of the Indenture or in any other document, but the remainder of the Indenture and such Debt Securities of that series shall be unaffected thereby. The obligations of the Company under the Indenture and the Debt Securities of that series other than with respect to the covenants referred to above and the Events of Default other than the Events of Default referred to above shall remain in full force and effect. (Section 404)

     The term "U.S. Government Obligations" means any security that is a direct obligation, or is subject to an unconditional guarantee, of the United States of America for the payment of which the full faith and credit of the United States of America is pledged. (Section 101)

                              PLAN OF DISTRIBUTION

     We may sell the Debt Securities through agents, underwriters or dealers, or directly to one or more purchasers. Goldman, Sachs & Co., Chase Securities Inc., Lehman Brothers Inc., Morgan Stanley & Co. Incorporated and NationsBanc Montgomery Securities LLC may be among such agents or underwriters. In the ordinary course of their businesses, Goldman, Sachs & Co., Chase Securities Inc., Lehman Brothers Inc., Morgan Stanley & Co. Incorporated and NationsBanc Montgomery Securities LLC and their respective affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with the Company or its affiliates.

AGENTS

     We may designate agents who agree to use their reasonable efforts to solicit purchases for the period of their appointment or to sell Debt Securities on a continuing basis.

UNDERWRITERS

     If we use underwriters for a sale of Debt Securities, the underwriters will acquire the Debt Securities for their own account. The underwriters may resell the Debt Securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the Debt Securities will be subject to certain conditions precedent. The underwriters will be obligated to purchase all the Debt Securities of the series offered if any of the Debt Securities of that series are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

DIRECT SALES

     We may also sell Debt Securities directly to one or more purchasers without using underwriters or agents.

     Underwriters, dealers and agents that participate in the distribution of the Debt Securities may be underwriters as defined in the Securities Act of 1933 (the "Securities Act") and any discounts or commissions they receive from us and any profit on their resale of the Debt Securities may be treated as underwriting discounts and commissions under the Securities Act. The applicable Prospectus Supplement will identify any underwriters, dealers or agents and will describe their compensation. We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with or perform services for us or our subsidiaries in the ordinary course of their businesses.

TRADING MARKETS AND LISTING OF SECURITIES

     Unless otherwise specified in the applicable Prospectus Supplement, each class or series of Debt Securities will be a new issue with no established trading market. We may elect to list any other class or series of Debt Securities on any exchange, but we are not obligated to do so. It is possible that one or more underwriters may make a market in a class or series of Debt Securities, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We cannot give any assurances as to the liquidity of the trading market for any of the Debt Securities.

STABILIZATION ACTIVITIES

     Any underwriter may engage in over-allotment, stabilizing transactions, short covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

Over-allotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the Debt Securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the Debt Securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the Debt Securities to be higher than it would otherwise be. If commenced, the Underwriters may discontinue any of the activities at any time.

                          VALIDITY OF DEBT SECURITIES

     Certain legal matters with respect to the offering of the Debt Securities will be passed upon for the Company by Haynes and Boone, LLP, Dallas, Texas. Certain legal matters will be passed upon for Goldman, Sachs & Co., Chase Securities Inc., Lehman Brothers Inc., Morgan Stanley & Co. Incorporated and NationsBanc Montgomery Securities LLC, by Akin, Gump, Strauss, Hauer & Feld, L.L.P., Dallas, Texas.

                                    EXPERTS

     The financial statements and the related financial statement schedule incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

----------------------------------------------------------
----------------------------------------------------------

  No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this Prospectus Supplement or the Prospectus. You must not rely on any unauthorized information or representations. This Prospectus Supplement and the Prospectus are an offer to sell only the Notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this Prospectus Supplement and the Prospectus is current only as of this date.

                            ------------------------

                               TABLE OF CONTENTS

                                           Page
                                           ----
          Prospectus Supplement

The Company..............................   S-2
Use of Proceeds..........................   S-2
Capitalization...........................   S-3
Selected Consolidated Financial Data.....   S-4
Management's Discussion and Analysis of
  Recent Financial Results...............   S-5
Business.................................   S-9
Description of Notes.....................  S-14
Underwriting.............................  S-17

               Prospectus

Where You Can Find Additional
  Information............................     2
The Company..............................     2
Use of Proceeds..........................     3
Ratio of Earnings to Fixed Charges.......     3
Description of Debt Securities...........     4
Plan of Distribution.....................    14
Validity of Debt Securities..............    15
Experts..................................    15

----------------------------------------------------------
----------------------------------------------------------

----------------------------------------------------------
----------------------------------------------------------

                                  $100,000,000

                                      LOGO

                                  6.75% Notes
                             due February 15, 2009
                            ------------------------

                                      LOGO

                            ------------------------
                              GOLDMAN, SACHS & CO.

                             CHASE SECURITIES INC.

                                LEHMAN BROTHERS

                           MORGAN STANLEY DEAN WITTER

                             NATIONSBANC MONTGOMERY
                                 SECURITIES LLC

----------------------------------------------------------
----------------------------------------------------------